

September 12, 2014

William J. Bielefeld, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC  20006

Re:     Pomona Private Equity Fund (the "Fund")
        Registration Statement on Form N-2
        File Nos. 333-198176; 811-22990

Dear Mr. Bielefeld:

We have reviewed the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.  All defined terms have the meanings ascribed to them in the prospectus.

Prospectus Cover Page

We note that the Fund invests in private equity funds but is not, itself, a private equity fund.  In view of the generally accepted understanding in the marketplace of the nature and characteristics of private equity funds, please explain in your response letter why the Fund's name would not be either potentially confusing or misleading to investors.

In the third paragraph, clarify whether the Fund's direct investments in operating companies will be limited to investing in privately-held operating companies.

Disclose the per share net asset value of the Fund's Shares as of a recent date.

The disclosure contained under the "Plan of Distribution" section of the prospectus states that additional compensation may be paid in respect of the distribution of the Shares. Accordingly, commissions paid by other persons and other consideration to distributors should be noted and briefly described in footnote (1) to the pricing table.  In this regard, *see* Instruction 2. to Item 1.g. of Form N-2.

Expand footnote (2) to the pricing table to disclose the net "Per Share" and "Total" proceeds to the Fund, after the payment of expenses of issuance and distribution, "ongoing offering costs" and sales load.   In this regard, *see* Instruction 6. to Item 1.g. of Form N-2.  Footnote (2) should also disclose that the payment of expenses of issuance and distribution, ongoing offering costs and sales load will immediately reduce the net asset value of each Share purchased in this offering.

Also clarify in the second sentence of footnote (2) whether the Shares will be offered in a continuous offering at the Fund's then current net asset value, plus sales load.


Investment Portfolio  (prospectus cover page)

In the first sentence, identify the approximate expected duration of the "start-up phase."

Also clarify that the Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in private equity investments.  *See* Rule 35d-1(a)(2) of the Investment Company Act of 1940 (the "1940 Act").

Risk Factors and Restrictions on Transfer (prospectus cover page)

In the fourth sentence, insert the phrase "if any" after the word "liquidity."  Also in the fourth sentence, insert the phrase "but are not required to" after the phrase "which may."

Management Fee (prospectus cover page)

The disclosure appearing in footnote (2) to the "Summary of Fees and Expenses" presentation on page 28 highlights the types of fees that an Investment Manager of an Investment Fund may receive.  Accordingly, the "Management Fee" section of the prospectus cover page should disclose, if true, that the amount of asset-based fees and incentive fees paid by the Investment Funds, and indirectly paid by investors in the Fund, are typically 2% and 20%, respectively.  Also disclose that there are other fees and expenses paid by the Fund and the Investment Funds that are described in the "Summary of Fees and Expenses" section of the prospectus.  Further, consistent with the disclosure contained in the "Substantial Fees and Expenses" section of the prospectus, also disclose that the Fund will pay a third layer of fees in the event that it invests in an Investment Fund that is itself a "fund-of-funds."

Eligible Investors  (prospectus cover page)

The disclosure states that the minimum initial and additional investments may be reduced by either the Fund or its Distributor in the discretion of each for certain investors.  Disclose that, nevertheless, in all circumstances Shares will only be offered and sold to "accredited investors" as described in this section.

The Fund  (page 2)

In the last sentence of the second paragraph, briefly identify the disadvantages that constitute "disadvantages of investment in unregistered private equity funds" that "investors in the Fund would be spared."

The disclosure contained in the last paragraph states that Pomona or an affiliate will provide the initial capitalization of $50 million to the Fund.  Clarify, if true, that such an investment will consist of the purchase of Class A Shares in the Fund and identify the price per share at which they will be issued. *See* Big Apple Capital Corporation, (pub. avail. May 6, 1982).  Also, in an appropriate place of the prospectus, disclose whether the Class A Shares will be accompanied by registration rights and, if so, disclose the approximate amount of the fees and expenses that will be borne by the Fund, and ultimately its Shareholders, in order to complete the registration process.

Amplify the disclosure to provide an estimate of the minimum dollar amount of capital that must be raised by the Fund which would likely enable it to sustain viable operations, attain meaningful economies of scale, and structure its investment portfolio so as to provide the Fund with a reasonable chance of attaining its investment objective.

The Adviser   (page 4)

Disclose that the Adviser has not previously managed the assets of a closed-end registered investment company, such as the Fund.

Secondary Investments (page 4)

In the penultimate sentence of the first paragraph, insert the phrase "the potential for" before the phrase "earlier realizations and cash flows."

Primary Investments  (page 5)

In the second paragraph, please clarify that there can be no assurances that the Fund will be able to access Investment Funds sponsored by top performing private equity firms that may have demand beyond the Investment Fund's capacity.

Asset Allocation  (page 8)

The second sentence states that the Adviser anticipates that Fund will not be "fully committed" until the Fund has been in operation for 12 or 24 months *or* until the Fund attains "a certain size."  Briefly clarify what is meant by being "fully committed" and disclose the estimated "certain size" that would enable the Fund to be "fully committed."  Also clarify how the Fund could apparently achieve the same goal of being "fully committed" solely by virtue of having been in operation for 12 months or even 24 months.

Add disclosure briefly to explain the difference between "secondary investments" and "seasoned primary investments."

Risk Management  (page 10)

The second sentence states that the Adviser will seek to "diversify" the Fund's assets. However, the disclosure appearing on the cover page of, and elsewhere in, the prospectus states that the Fund is a "non-diversified, closed-end management investment company."  The word "diversified" has a specific meaning under the 1940 Act.  Therefore, to avoid confusion, please refrain from using the word "diversified" throughout the prospectus.

Dividends and Distributions  (page 12)

Expand the disclosure to state that Shareholders who receive distributions in the form of Class A Shares will be subject to the same U.S. federal, state and local tax consequences as Shareholders who elect to receive their distributions in cash, but will not receive any corresponding cash distributions with which to pay any applicable taxes.

Distribution of Shares; Distribution and Servicing Fee  (page 14)

We note that the disclosure describes the Distribution and Servicing Fee that the Fund apparently proposes to pay and that the holders of its Class A Shares will be subject.  In this regard, in your response letter please update the status of the application for an exemptive order, discussed on page 12 under "The Offering," that the Fund has submitted to the SEC.

Expand the disclosure contained in the last paragraph to note that the amount of additional compensation that a financial intermediary may receive in connection with the sale of Shares in the Fund may create an incentive for a financial intermediary to recommend the Fund over another investment product.

Expense Limitation and Reimbursement Agreement (page 15)

The disclosure contains an extensive list of "Specified Expenses" that are not covered by the Expense Limitation and Reimbursement Agreement.  Expand the disclosure to provide examples of the types of expenses that **_are_** covered by the Expense Limitation and Reimbursement Agreement.

"Extraordinary expenses (as determined in the sole discretion of the Adviser)," are included among the list of "Specified Expenses." The disclosure should be expanded to identify the universe of expenses that the Adviser has, in its sole discretion, determined are "extraordinary expenses."

In the last sentence, clarify that the references to "Adviser waives revenues" and "expenses were waived" by the Adviser refer to the waiver by the Adviser of its fees.

Also clarify that the phrase "then-effective Expense Cap" refers to the Expense Cap that was in effect during the year in which the fees were waived or expenses reimbursed.

Conflicts of Interest (page 15)

This section should highlight and summarize, in plain English, each material actual or potential conflict of interest that a prudent investor should be made aware of in connection with his or her decision whether to invest in the Shares of the Fund.

Purchase of Shares (page 16)

In the last sentence of the last paragraph, clarify the any amount received in advance of a purchase ultimately rejected by the Fund or Distributor will be returned to the prospective investor in full and without the deduction of any sales load, fees or expenses. Also, in your response letter, please explain the circumstances under which "applicable law" would require a different result.

Risk Factors (page 22)

Change the heading "General Risks" to "Risks of an Investment in Shares of the Fund."

Expand the sixth bullet risk factor appearing on page 26 to state that Fund Shareholders will also bear other fees and expenses at the Fund level and the Investment Fund level, and that they will also bear a third layer of fees and expenses when the Investment Fund invests in a "fund-of-funds." Also include a brief plain English definition of the phrase "carried interests."

The penultimate sentence on page 27 should also appear in bold-face type on the outside front cover page of the prospectus.

Summary of Fees and Expenses  (page 28)

We note that most of the information in the fee table is incomplete.  Please provide us with the details of the Fund's fees and expenses as soon as they are available.

Change the "Transaction Fees" heading to "Shareholder Transaction Expenses" and the "Annual Fund Expenses (as a percentage of the Fund's net assets)" heading to "Annual Expenses (as a percentage of net assets attributable to Shareholders)."  *See* Item 3 of Form N-2.

Disclose the level of Fund assets under management that are assumed when estimating the level of fees and expenses that are being presented in the Fund's "Summary of Fees and Expenses" presentation.

In your response letter, please explain why excluding the types of fees and expenses described in the last sentence of footnote (2) on page 28 is consistent with the calculation/presentation of "Acquired Fund Fees and Expenses" that is required by Instructions 10.f. & g. to Item 3.1. of Form N-2.

Expand footnote (3) to disclose the amount of principal and the interest rate used to calculate the "Interest Payments on Borrowed Funds" line item.  The disclosure contained in footnote (3) should also state that all fees and expenses in respect of borrowing money, negotiating and maintaining credit facilities, loan commitment fees, issuing and servicing debt securities and/or preferred stock will be indirectly borne by the holders of the Fund's Shares, and have been included in the fee table presentation, as applicable.  Disclose whether the Fund plans to issue preferred stock during the next twelve months and, if it does, add applicable fee table and example disclosure reflecting the cost of issuing and servicing preferred stock.

Use of Proceeds  (page 30)

The disclosure states that the net proceeds from the sale of Shares are expected to be invested by the Fund in private equity investments within 6 to 12 months of the commencement of operations.  Please disclose the reasons for, and the consequences of, this expected delay.  *See* Guide 1 and Item 7.2 of Form N-2.

Investment Opportunities  (page 33)

In the fifth paragraph, clarify whether the investments in senior secured bank loans through structured vehicles and other investment products will be limited to the senior tranches of such structured vehicles and other investment products.  If such investments will not be so limited, then add appropriate risk disclosure.

Leverage  (page 37)

If the Fund has obtained a credit facility then disclose the  identity of the credit facility provider and the material terms of the credit facility agreement.  Also file the credit facility agreement as an exhibit to the registration statement.

Types of Investments and Related Risks  (page 38)

Please present each risk factor heading in bold face non-italicized type.

Add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might materially impact the Fund's future borrowings, its net investment income, its net asset value, the ability of the operating companies in which the Fund invests to service debt, and also materially impact the Investment Funds in which the Fund may invest, *etc*.

Incentive Allocation Arrangements  (page 51)

The disclosure contained under the "Incentive Allocation Arrangements" heading should also be presented in a bullet-point risk factor in the "Summary of Terms-Risk Factors" section of the prospectus.

Limits of Risk Disclosure  (page 54)

Expand the disclosure to make clear that "the above discussions of the various risks" nonetheless describes the principal risk factors associated with investment in the Fund specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Fund's.  *See* Item 8.3.a. of Form N-2.  In this regard, add any additional risk factors as appropriate.

Revise the last sentence to make clear that as the Fund's investment program changes or develops over the period during which Shares of the Fund are being offered, the prospectus will be updated to disclose all applicable principal risk factors.

The Adviser  (page 54)

The disclosure states that the Adviser is an indirect, wholly owned subsidiary of Voya Financial, Inc. which, in turn is   % owned by ING Group.  The disclosure further states that, pursuant to the terms of a Separation Plan, ING Group will be required to divest its ownership of Voya Financial, Inc. before the end of 2016. Additionally, it is anticipated that one or more of the transactions contemplated by the Separation Plan would result in the automatic termination of the existing investment advisory agreement under which the Adviser provides services to the Fund because the existing advisory agreement terminates upon its assignment.  Therefore, in order to ensure that the existing investment advisory services can continue uninterrupted, the Fund's Board of Trustees approved a new advisory agreement for the Fund to be effective when the existing advisory agreement terminates in connection with the Separation Plan.  Similarly, the sole Shareholder of the Fund approved the new investment advisory agreement prompted by the Separation Plan, as well as any future advisory agreement prompted by the Separation Plan that is approved by the Fund's Board of Trustees and whose terms are not materially different from the current agreement.

In your response letter, provide us with your legal analysis to support the aforementioned method of approving investment advisory contracts, in light of the requirements of Sections 15(a) & (c) of the 1940 Act, and the permissibility of the receipt of benefits resulting from the Separation Plan in the context of Section 15(f) of the 1940 Act.

Fund Expenses (page 56)

In your response letter, identify which of the Fund's fee table line items includes each of the actual or estimated costs and expenses set forth in this section.  Also confirm that all such costs and expenses are reflected in the example presentation.

Clarify whether all of the services identified in the third sentence, in addition to the expenses incurred in connection with providing those services, are included in the Administration Fee.  In this regard, identify the types of "out-of-pocket expenses," referenced under the heading "Administrator" on page 56, for which the Fund will reimburse the Administrator.

Calculation of Net Asset Value  (page 59)

This section describes the valuation procedures that the Fund's Board of Trustees has approved.  Please provide the staff with a copy of the valuation procedures adopted by the Trustees to discharge their responsibilities under Section 2(a)(41) of the 1940 Act.

Disclose how derivatives will be valued for purposes of determining the Fund's net asset value.

Conflicts of Interest  (page 61)

The disclosure included in the first paragraph states that the Adviser may be presented with investment opportunities that fall within the investment objective of the Fund and other investment funds and/or accounts managed by the Adviser.  The disclosure further indicates that the Adviser will allocate such opportunities under procedures intended to result in allocations that are "fair and reasonable."  Disclose the differences and additional conflicts presented where investment opportunities are allocated utilizing a "fair and reasonable" standard versus a "fair and equitable" standard.

Clarify whether the Adviser will allocate investment opportunities using either a random or rotational basis and, if both allocation methods may be employed, highlight the criteria that will be used when determining whether to use either the random or the rotational basis of allocating investments.

Disclose the conflict presented when allocating investments where management fees and/or incentive fees paid by other funds or accounts advised by the Adviser and its affiliates are higher than the Management Fee paid by the Fund.

The last sentence of the second paragraph on page 62 states that affiliates of the Adviser may generate origination, commitment, syndication, capital or other structuring fees which will be solely for the benefit of such affiliates and not for the benefit of the Fund.  This statement in included in the same paragraph which describes the types of co-investing activities that the Fund may enter into with third parties through joint venture entities or other entities, including Investment Funds sponsored by others.  Presumably, the affiliates of the Adviser may generate such fees in the context of the Fund's co-investing and joint-venture activities.  If so, then please explain in your response letter why such transactions are not prohibited by Section 17 of the 1940 Act.

Other Matters (page 63)

The last paragraph makes reference to "future investment activities" which may give rise to conflicts of interest other than those described in the prospectus.  Clarify in what context the term "future" is being used; for example, the period of time occurring after the completion of the continuous offering of the Shares of the Fund.  In your response letter, describe the Fund's plans to update the prospectus to ensure that such conflicts of interests are disclosed prior to the time that such "future investment activities" are entered into.

Repurchase and Transfer of Shares  (page 65)

Please add prospectus disclosure that includes the description of the Fund's securities required by Item 10 of Form N-2.

Plan of Distribution  (page 80)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Fund's offering.

Under a separately captioned "Additional Compensation to the Distributor, Selling Agents and Other Intermediaries" section, disclose the types of services and the amount of fees that will be paid under the various arrangements referenced in the fourth paragraph of this section.  Clarify whether the fees are one-time fees or whether they are payable annually. Also file all agreements in respect of such services to be rendered and the compensation to be paid as exhibits to the registration statement.

Automatic Dividend Reinvestment Plan  (page 81)

Expand the disclosure to indicate that that reinvested dividends  increase the Fund's net assets on which the Management Fee and the Administration Fee are payable to the Adviser and the Administrator, respectively.

Statement of Additional Information

Fundamental Policies (page 1)

Add disclosure stating that, with respect to the Fund's  non-concentration policy, the Fund will also consider the industry concentration of  the Investment Funds when determining compliance with the Fund's own non-concentration policy.

Management of the Fund  (page 3)

In your response letter, confirm that all of the other information required by Item 18 of Form N-2 will have been disclosed in the next submission of the prospectus.

Portfolio Manager Compensation Structure  (page 11)

In your response letter, please clarify whether the "carried interest earned by the Adviser" relates to compensation earned by the Adviser for providing investment advisory services to the Fund.

Conflicts of Interest (page 13)

The disclosure appearing in the last paragraph on page 14 appears to indicate that opportunities to invest directly or indirectly in the Fund could occur where an investor in the Fund would be charged different fees and be entitled to receive information in respect of the Fund that differ from the level of fees and the type of information that investors in this offering are being charged and being provided, respectively.  Clarify in the disclosure what, in fact, is contemplated by such arrangements and, in your response letter, explain the appropriateness of such apparently disparate arrangements afforded investors in the Fund.

Part C

Item 34. Undertakings  (page C-3)

Please provide the undertaking required by Rule 484 of Regulation C of the Securities Act.

Signatures

At the time the registration statement was originally filed, it was signed by Michael D. Granoff, as Trustee, President and Principal Executive Officer of the Fund and Steve Futrell, as Treasurer and Principal Financial Officer of the Fund.  Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by a majority of the Fund's Board of Trustees, and also signed by the Fund's principal accounting officer or comptroller.  In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Closing

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel